UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023

Commission File Number: 001-38203

Gravitas Education Holdings, Inc.
3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Gravitas Education Holdings, Inc.
By :
/s/ Siyuan Wang

Name :
Siyuan Wang

Title   :
Chief Financial Officer

Date: July 31, 2023

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Proxy Statement